UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 5, 2016

Horizon Bancorp
(Exact Name of Registrant as Specified in Its Charter)

Indiana	000-10792	35-1562417
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

515 Franklin Square, Michigan City, Indiana		46360
(Address of Principal Executive Offices)		(Zip Code)

(219) 879-0211
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On February 5, 2016, Horizon Bancorp (“Horizon”) and Kosciusko Financial, Inc. (“Kosciusko”) issued a joint press release announcing the signing of a definitive merger agreement pursuant to which, on the terms and subject to the conditions set forth therein, Kosciusko will merge with and into Horizon, with Horizon as the surviving corporation in the merger. A copy of the joint press release announcing the transaction is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
In addition, Horizon intends to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. A copy of the slides that will be made available in connection with the presentations is attached hereto as Exhibit 99.2.
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Important Additional Information and Where to Find It
In connection with the proposed merger, Horizon will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 to register the securities that the Kosciusko shareholders will receive if the transaction is consummated. The Registration Statement will include a Proxy Statement of Kosciusko and a Prospectus of Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to Kosciusko’s shareholders for their consideration. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
The Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents Horizon has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents Horizon has filed with the SEC in two ways, either (i) by contacting Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, telephone: (219) 874-9272 or via a request form available on Horizon’s website at www.horizonbank.com under the tab “About Us – Investor Relations – Other Information – Information Request,” or (ii) at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings.” The information available through Horizon’s website is not and shall not be deemed part of this Form 8-K or incorporated by reference into other filings Horizon makes with the SEC.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
Horizon and Kosciusko and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kosciusko in connection with the proposed merger. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on March 13, 2015, and in the proxy statement for Horizon’s 2015 annual meeting of shareholders, as filed with the SEC within a Registration Statement on Form S-4/A on May 22, 2015. Additional information regarding the interests of these participants and any other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward Looking Statements
This communication may contain forward-looking statements regarding the financial performance, business prospects, growth and operating strategies of Horizon. For these statements, Horizon claims the protections of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Statements in this communication should be considered in conjunction with the other information available about Horizon, including the information in the filings we make with the SEC. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions in connection with any discussion of future operating or financial performance.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include risk factors relating to the banking industry and the other factors detailed from time to time in Horizon’s reports filed with the SEC, including those described in “Item 1A Risk Factors” of Part I of Horizon’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date hereof. Horizon does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement is made, or reflect the occurrence of unanticipated events, except to the extent required by law.
Item 9.01  Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
99.1	Joint Press Release, dated February 5, 2016
99.2	Investor Slideshow Presentation, dated February 5, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.
Date: February 5, 2016	Horizon Bancorp

	By:	/s/ Mark E. Secor
Mark E. Secor
Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX
Exhibit No.	Description	Location
99.1	Joint Press Release, dated February 5, 2016	Attached
99.2	Investor Slideshow Presentation, dated February 5, 2016	Attached